Exhibit 99.3

March 11, 2019

Boards of Directors

First Mutual of Richmond, Inc.

Richmond Mutual Bancorporation, Inc.

First Bank Richmond

31 North 9th Street

Richmond, Indiana 47374

Re:	Plan of Reorganization and Stock Offering

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Reorganization and Stock Offering of First Mutual of Richmond, Inc. (the “Plan”) adopted by the Board of Directors of First Mutual of Richmond, Inc. (the “MHC”), Richmond Mutual Bancorporation, Inc. and First Bank Richmond. The Plan provides for the reorganization of the MHC into the capital stock form of organization. Pursuant to the Plan, a new Maryland stock holding company named Richmond Mutual Bancorporation, Inc. (the “Company”) will be organized and will sell shares of common stock in a public offering. When the reorganization is completed, all of the capital stock of First Bank Richmond will be owned by the Company and all of the common stock of the Company will be owned by public stockholders (including the First Bank Richmond, Inc. Community Foundation).

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company. The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Account Holders who continue to maintain deposits in First Bank Richmond. The liquidation account is designed to provide payments to depositors of their liquidation interests in the event of a liquidation of the Company and First Bank Richmond.

Specifically, in the unlikely event that the Company and First Bank Richmond were to liquidate after the reorganization, all claims of creditors, including those of depositors, would be paid first, followed by distribution to Eligible Account Holders and Supplemental Account Holders of the liquidation account maintained by the Company.

4250 North Fairfax Drive, Suite 600	Telephone: (703) 528-1700
Arlington, VA 22203	Fax No.: (703) 528-1788
www.rpfinancial.com	Toll Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Boards of Directors
March 11, 2019

Based upon our review of the Plan and our observations that the liquidation rights are non-transferable and become payable only upon the unlikely event of the liquidation of the Company and First Bank Richmond at a time when the Company is solvent, the amounts credited under the liquidation account will be subject to downward adjustment as an applicable depositor’s deposit balance is reduced, but will not be increased when such depositor’s account balance increases, and that after three years from the date of stock issuance and upon written request of the Federal Reserve Board, the Company will eliminate or transfer the liquidation account and depositors’ interest in such account to First Bank Richmond and the liquidation account shall thereupon become the liquidation account of First Bank Richmond no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the liquidation account does not have any economic value at the time of the transaction contemplated in the first paragraph above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP® Financial, LC.